FOR IMMEDIATE  RELEASE
				    July 19, 1996
				    For more information contact:
				    Erin Ibele - (419) 247-2800
				    Ed Lange - (419) 247-2800


	      HEALTH CARE REIT, INC. ANNOUNCES SECOND QUARTER
		     NEW INVESTMENTS OF $69 MILLION


Toledo, Ohio, July 19, 1996.....Health Care REIT, Inc. (NYSE/HCN) announced today that during the second quarter of 1996, the Company closed $69 million of new investments, of which $39.9 million has been funded to date. For the six months ended June 30, 1996, new investments totaled $131 million with fundings to date of $72.5 million.

The second quarter investments included three nursing homes, eight assisted living facilities and one retirement center operated by six different operators in Idaho, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania and Texas.

For the first six months of 1996 the Company funded investments of $100.8 million, which contributed to a 21% increase in Net Real Estate Investments which totaled $426,710,000 at June 30, 1996 as compared to $351,924,000 at December 31, 1995.

Health Care REIT, Inc., with headquarters in Toledo, Ohio is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities, retirement centers and specialty care hospitals. The Company has investments in 125 health care facilities in 28 states and has total assets of approximately $434 million.